EXHIBIT 99.1

AMARC AND FREEPORT CONTINUE EXPANDING HIGH GRADE AuRORA COPPER-GOLD-SILVER DEPOSIT

Area of AuRORA Now Measures 1.4 km by 0.8 km

Deposit Remains Open to Expansion

+4 km2 NWG Target Area that Hosts AuRORA Shows More Potential

January 23, 2026. Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce all remaining assay results from the 2025 expansion drilling at the AuRORA Deposit. The AuRORA Deposit hosts high grade near surface, copper-gold-silver (“Cu-Au-Ag”) mineralization that has exceptional vertical and lateral continuity (see Amarc releases January 17, 20 and February 28, 2025) and remains open to further expansion to the north, east, south and southwest. Amarc believes the rare combination of high grade near surface geometry and emerging scale at AuRORA are the hallmarks of a Tier One asset in the making.

Twenty-four core holes (9,687 m) were completed at the AuRORA Deposit in 2025 of which 23 are expansion step-out holes. Eleven of these holes have already been announced and assay data from the remaining 12 expansion holes is provided in this release. These holes show similar host rocks, alteration and mineralization types to those previously reported. Mineralization at AuRORA has now been intercepted over an area of 1.4 km by 0.8 km (Figure 1).

“Amarc remains highly focused on disciplined, discovery-driven growth and on advancing its assets in a manner that maximizes the creation of shareholder value,” said Amarc’s President and CEO, Dr. Diane Nicolson. “A year ago, Amarc announced the discovery of the exciting new, high grade near surface, gold-rich AuRORA Deposit in the JOY District. AuRORA has rewritten the exploration playbook in the Toodoggone and stands as one of the most important recent porphyry copper-gold discoveries in British Columbia.  With the hallmarks of a Tier One asset in the making, AuRORA is integral to bringing rapidly forward the potential of the JOY District and stands to be the key to the emergence of a world-class porphyry copper-gold district in the Toodoggone.”

AuRORA Deposit Expanded to the North

Results previously announced in late 2025 from eight holes completed on Sections 8000N, 8100N and 8200N successfully expanded AuRORA +300 m to the north (Figure 1, and Amarc releases November 3 and December 10, 2025). Today, we are announcing drill hole JP25119 located on Section 8300N, which has expanded AuRORA a further +100 m to the north (Figures 1 and 2, and Tables 1 and 3), for a cumulative +400 m northern extension of the deposit in 2025.  This sector of the Deposit requires further drilling.

The Cu-Au-Ag mineralization in JP25119 occurs well outside the strong magnetic high that hosts the high grade AuRORA mineralization discovered in 2024. Significant grade intersections (117 m of 0.19% Cu, 0.49 g/t Au and 2.2 g/t Ag including 93 m of 0.20% Cu, 0.54 g/t Au and 2.4 g/t Ag; and 98 m of 0.13% Cu, 0.52 g/t Au and 2.6 g/t Ag, Table 1) in JP25119, occur in rock with a comparatively weak magnetic signature and outside of the main core of Induced Polarization (“IP”) chargeability responses. The recognition that mineralization is not restricted to magnetic highs or the strongest IP chargeability responses in the JOY District opens up exciting potential for further discovery and development of a world class porphyry Cu-Au district at JOY.

Also, even further to the north, a single large step out scout hole (JP25120) was completed +500 m to the east-northeast of hole JP25119, and some 350 m north of AuRORA hole JP25103 on Section 8200 N (Figures 1 and 2). This hole, which was targeted on a magnetic high within the comparatively lower contrast area of the NWG Target IP chargeability anomaly, intercepted significant Cu-Au-Ag mineralization at depth (33 m of 0.22% Cu, 0.58 g/t Au and 5.4 g/t Ag; and the last 36 m of the hole returned 0.29% Cu, 0.28 g/t Au and 5.9 g/t Ag, Table 1). This was the last hole underway on JOY in 2025. It was terminated prematurely in strong mineralization due to 2025 drill program demobilization constraints. Additional drilling is required to establish if this hole represents expansion of the AuRORA Deposit to the northeast or is another potential deposit.

AuRORA Deposit Expanded to the East and Southeast

Results from three holes announced in 2025 on Sections 7900N and 7600N successfully expanded AuRORA approximately 200 m to the east and 300 m to the southeast (Figure 1). Today’s results are from seven additional drill holes located on Sections 7800N, 7700N, 7600N, 7400N and 7450N (Figures 1, 3 and 4, and Tables 1 and 3), which have cumulatively expanded the AuRORA Deposit from the 2024 discovery drilling 550 m to the east, +500 m to the southeast and 50 m to the south. AuRORA remains open to expansion in each of these directions. This sector of the Deposit requires further drilling.

Like hole JP25119 that extends AuRORA to the north, it should be noted that Cu-Au-Ag mineralization intersected in holes JP25096 (42 m of 0.11% Cu, 0.36 g/t Au and 2.9 g/t Ag; and 80 m of 0.24% Cu, 0.27 g/t Au and 3.2 g/t Ag), JP25097 (134 m of 0.18% Cu, 0.32 g/t Au and 2.8 g/t Ag), JP25102 (38 m of 0.11% Cu, 0.59 g/t Au and 2.4  g/t Ag; and 91 m of 0.18% Cu, 0.31 g/t Au and 4.1 g/t Ag), JP25112 (75 m of 0.31% Cu, 0.22 g/t Au and 7.7 g/t Ag), JP25118 (85 m of 0.23% Cu, 0.20 g/t Au and 4.8 g/t Ag including 22 m of 0.34% Cu, 0.28 g/t Au and 4.7 g/t Ag) and JP25115 (115 m of 0.29% Cu, 0.26 g/t Au and 3.1 g/t Ag) again occurs well outside the strong magnetic high that hosts the AuRORA mineralization discovered in 2024.

Of note in this area of AuRORA, five drill holes have returned significant molybdenum (“Mo”) which, like Cu is a Critical Mineral.  Long intercepts of 133 to 356 ppm Mo (Table 2) were encountered, for example, hole JP25112 returned 165 m of 0.22% Cu, 0.19 g/t Au, 5.3 g/t Ag and 292 ppm Mo. Further drilling in this sector of the Deposit is required to determine the extent and significance of the Mo mineralization.

AuRORA Deposit Expanded to the Southwest

Results from three holes - JP25087 (66 m of 0.25% Cu, 0.65 g/t Au and 2.7 g/t Ag) on Section 7700N, and JP25088 (75 m of 0.33% Cu, 0.76 g/t Au and 3.6 g/t Ag) and JP25090 (48 m of 0.15% Cu, 0.42 g/t Au and 1.3 g/t Ag) on Section 7600N have expanded AuRORA 125 m to the southwest (Figures 1, 3 and 4, and Table 1). AuRORA remains open to expansion to the southwest. This sector of the Deposit requires further drilling.

New Potential in Northwest Gossan (“NWG”) Target

Hole JP25114 drilled 550 m south of the AuRORA Deposit within the NWG Target area (Figures 1 and 4), intercepted promising Au-Ag-Cu mineralization (12 m of 0.40 g/t Au and 0.5 g/t Ag; and 74 m of 0.05% Cu, 0.92 g/t Au and 0.6 g/t Ag). These strongly anomalous Au grades may mimic the anomalous Au concentrations in plumes observed above the Kemess East Cu-Au Porphyry Deposit in the Kemess Mining District1 located adjacent to the south of the JOY District, where the plumes overlie the main porphyry centres below.

Hole JP25114 was drilled to test rock chip sampling of gossanous outcrop in non-selective samples that returned significant concentrations of Au (20 ppb to 390 ppb) and Ag (0.1 ppm to 0.6 ppm) within the NWG IP chargeability anomaly (Figure 1). It is noted that a similar Au and Ag anomaly exists at surface vertically above the mineralized zone in hole JP25118 on Section 7700N (Figures 1 and 3, and Table 1). This area, and other locations with similar Au and Ag concentrations in surface rock chip samples within the NWG IP chargeability target area require drill testing for additional porphyry Cu-Au centres.

JOY District drilling in 2024 and 2025 now totals 75 drill holes (32,624 m). Of this total, 45 holes (17,586 m) have been completed at AuRORA and 31 holes (14,678 m) were completed across the District. Thirty-five holes (15,381 m) were drilled at JOY in 2025; of these, assay results from 10 holes drilled across the District are now being compiled for release shortly.

Figure 1 (Drill Plan Map): AuRORA Deposit Discovery High Grade Near Surface, Exceptional Continuity, Deposit Continues to be Open to Expansion

Figure 2 (Sections 8400N, 8300N, 8200N and 8100N): AuRORA Deposit Discovery 2025 Step-out Drilling is Discovering More Open-Ended, Continuous Mineralization

____________________________________

1 Rebagliati, C.M., Duuring, P., Dickinson, J.M., and McKinley, B., and Fagan, A.J., 2020, Geology and exploration of the Jurassic porphyry-style Cu-Au-Ag±Mo mineralization in the Kemess-Pine area of the Toodoggone District of British Columbia, Canada, in: updated CIM Special Volume 57, Society of Exploration Geologists, pp. 253-266.

Figure 3 (Sections 8000N, 7900N, 7800N and 7700N): AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization

Figure 4 (Sections 7600N, 7500N, 7450N and 6900N): AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization

Table 1: AuRORA Porphyry Cu-Au-Ag Deposit Expansion

Sections 8400N, 8300N, 7800N, 7700N, 7600N, 7500N, 7450N and 6900N

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)
8400N	JP25120		564.00	597.00	33.00	0.58	0.22	5.4
			639.50	675.40	35.90	0.29	0.28	5.9
8300N	JP25119		461.00	577.65	116.65	0.49	0.19	2.2
		Incl.	470.00	563.00	93.00	0.54	0.20	2.4
			602.00	700.00	98.00	0.52	0.13	2.6
		Incl.	602.00	627.53	25.53	0.93	0.21	2.5
7800N	JP25102		308.00	346.05	38.05	0.59	0.11	2.4
			376.70	468.00	91.30	0.31	0.18	4.1
7700N	JP25087		78.00	243.00	165.00	0.38	0.16	1.7
		Incl.	162.00	228.00	66.00	0.65	0.25	2.7
	JP25096		182.75	225.00	42.25	0.36	0.11	2.9
			257.00	336.50	79.50	0.27	0.24	3.2
	JP25118		240.00	477.00	237.00	0.19	0.15	2.9
		Incl.	327.00	412.40	85.40	0.20	0.23	4.8
		Incl.	422.50	444.00	21.50	0.28	0.34	4.7
7600N	JP25088		194.00	300.00	106.00	0.62	0.27	3.1
		Incl.	213.00	288.00	75.00	0.76	0.33	3.6
	JP25090		117.00	279.40	162.40	0.22	0.10	0.9
		Incl.	192.00	240.00	48.00	0.42	0.15	1.3
	JP25097		144.00	278.45	134.45	0.32	0.18	2.8
		Incl.	180.00	278.45	98.45	0.30	0.22	3.5
		and	180.00	231.00	51.00	0.35	0.23	3.4
	JP25112		270.00	435.00	165.00	0.19	0.22	5.3
		Incl.	360.00	435.00	75.00	0.22	0.31	7.7
7500N	JP25092		207.00	273.00	66.00	0.12	0.12	1.7
		Incl.	210.00	249.00	39.00	0.13	0.16	2.0
7450N	JP25115		213.00	289.7[4]	76.70	0.20	0.15	3.3
			303.00	417.80	114.80	0.26	0.29	3.1
6900N	JP25114[5]		27.00	39.00	12.00	0.40	0.00[6]	0.6[7]
			96.00	169.55	73.55	0.92	0.05	0.6

Notes to Table 1:
1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.	Drill hole JP25115 interval 234-235.2 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
5.	Drilled in Northwest Gossan (NWG) Target.
6.	Value rounded to two decimal places; underlying result for Cu (%) is 0.0049%.
7.	Values rounded to one decimal place; underlying results for Ag (g/t) are 0.55 and 0.62, respectively.
8.	Drill hole JP25101 was lost and redrilled at JP25103 which was previously released.

Table 2: AuRORA Porphyry Cu-Au-Ag Deposit Drill Holes from the

Southeast Area with Significant Mo

Drill Hole	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)
JP25098[4]	223.00	289.00	66.00	0.49	0.18	4.8	133
JP25102	321.00	346.05	25.05	0.65	0.14	3.1	167
	376.70	468.00	91.30	0.31	0.18	4.1	139
JP25112	270.00	435.00	165.00	0.19	0.22	5.3	292
JP25115	222.00	289.70	67.70	0.19	0.16	3.2	251
	300.00	378.00	78.00	0.24	0.30	3.3	356
JP25118	264.00	369.00	105.00	0.24	0.12	2.7	164

Notes to Table 2: 1, 2 and 3, see Table 1
4. Drill Hole JP25098 was previously released.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together, this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the DUKE and IKE Districts.

The CAD $16+ million JOY exploration program expenditures in 2025 were 100% funded by Freeport. As previously announced (Amarc May 29, 2025 and September 4, 2025 releases), Freeport has completed Stage 1 requirements under the May 2021 JOY agreement, earning a 60% interest by spending CAD $35 million, and has elected to proceed to Stage 2 to earn a further 10% interest by spending an additional CAD $75 million within 5 years at a rate of no less than CAD $10 million per year. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company is currently owned by Freeport (60%) and Amarc (40%), has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled HQ (63.5mm) and NQ (47.6mm) size core in 2025 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the AuRORA Deposit and other drilling across the JOY District were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried and crushed to 70% passing −2 mm, followed by pulverization of a 250 g split to better than 85% passing 75 microns; however, for AuRORA Deposit samples, a 1,000 g split was pulverized to the same particle-size specification. All samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. In addition, all samples from the AuRORA Deposit were also analyzed for Cu by single element four-acid digestion ICP-AES, for oxidized Cu by quick sulphuric acid / ferric sulphate leach AAS and for soluble Cu by sulphuric acid leach AAS. As part of a comprehensive Quality Assurance/Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, duplicate sets (half core, coarse reject, and pulp split) one in 20 regular samples and one coarse blank in 20 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Table 3: Announced Drill Hole Information

Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)
JP25087	622688	6347704	1411	270	-67	309.0
JP25088	622698	6347600	1444	90	-65	375.0
JP25090	622693	6347602	1445	270	-60	279.4
JP25092	622884	6347505	1421	90	-60	297.4
JP25096	623037	6347699	1395	90	-56	364.5
JP25097	623074	6347598	1395	91	-60	314.3
JP25102	623497	6347805	1609	270	-81	521.2
JP25112	623322	6347599	1453	90	-61	553.0
JP25114	623123	6346917	1553	90	-55	486.0
JP25115	623303	6347442	1418	91	-71	486.0
JP25118	623301	6347700	1492	90	-70	504.0
JP25119	622610	6348301	1362	270	-75	700.0
JP25120	623059	6348417	1609	90	-85	675.4

Note: Collar locations are in UTM NAD83, Zone 9N coordinates.

Figure 1 (Drill Plan Map): AuRORA Deposit Discovery High Grade Near Surface, Exceptional Continuity, Deposit Continues to be Open to Expansion

AuRORA Discovery
Drill Hole Plan
Legend
Au Mineralization
Cu Mineralization
Amarc Drill Hole
IP Chargeability
Total Magnetic Intensity (nT)
LOW
HIGH
300 Metres
N
8400 N
8300 N
8200 N
8100 N
8000 N
7900 N
7800 N
7700 N
7600 N
7500 N
7450 N
6900 N
OPEN
OPEN
OPEN
OPEN
OPEN
14 mV/V
20 mV/V
20 mV/V
14 mV/V

Figure 2 (Sections 8400N, 8300N, 8200N and 8100N): AuRORA Deposit Discovery 2025 Step-out Drilling is Discovering  More Open-Ended, Continuous Mineralization

Figure 3 (Sections 8000N, 7900N, 7800N and 7700N): AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization

Figure 4 (Sections 7600N, 7500N, 7450N and 6900N): AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization